Exhibit 99.1

Karmin Exploration Granted Final Court Order
Approving Arrangement with Nexa Resources

Luxembourg and Toronto,ON - October 24, 2019 - Nexa Resources S.A. (“Nexa Resources” or “Nexa”) (NYSE and TSX: NEXA) and Karmin Exploration Inc. (“Karmin” or the “Company”) (TSXV and Lima Stock Exchange: KAR) are pleased to announce that Karmin has received a final order from the Court of Queen’s Bench of Alberta (Commercial List) approving the previously announced plan of arrangement (the “Arrangement”) among the Company, Nexa Resources, Votorantim Metals Canada Inc., a wholly-owned subsidiary of Nexa Resources, and Kar Gold Inc., described in the press releases issued by each of the Company and Nexa on August 26, 2019.

Closing of the Arrangement remains subject to customary closing conditions, including the final approval of the TSX Venture Exchange. It is anticipated that the Arrangement will be completed on or around October 30, 2019.

For further information, please contact:

David Brace	Roberta Varella

Karmin - Chief Executive Officer	Nexa Resources — Head of Investor Relations

Email: davidbrace@karmin.com	Email: ir@nexaresources.com

Tel: (416) 367-0369	Tel: +55 (11) 3405-5601

John Iannozzi

Karmin - Chief Financial Officer

Email: johni@karmin.com

Tel: (519) 337-5302

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

About Karmin

The common shares of Karmin are listed on the TSX Venture Exchange and the Lima Stock Exchange and trade in both markets under the symbol “KAR”. The principal business of Karmin is to acquire, explore and develop resource properties. The Company’s key asset is its 30% interest in the construction-stage Aripuanã zinc project in Brazil.

Cautionary Statement on Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements and information concerning the completion of the transactions contemplated by the Arrangement. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include, without limitation, the timing and receipt of certain approvals, and the satisfaction of the conditions precedent to the Arrangement, among others. The actual results or performance by Karmin or Nexa could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Karmin or Nexa.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Except as required by law, Karmin and Nexa disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Karmin and Nexa undertake no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.